UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-34929

SodaStream International Ltd.

(Translation of Registrant’s Name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7010000, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐       No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐       No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

Further to press reports that were published today, SodaStream International Ltd. (the “Company”) confirms that as the leader of the at-home, make-your-own beverages, category it has entered into an agreement with PepsiCo, Inc. (“PepsiCo”) specifically focused on a small-scale, limited time test to make certain of PepsiCo’s brands available for use on the Company’s system. The limited test is scheduled for later this year. Consistent with the Company's practice to date, the Company is also exploring multiple relationships with other leading beverage brands.

Exceptionally, the Company would like to stress that this is a limited test and that there are currently no discussions between the Company and PepsiCo concerning any other form of broader business collaboration. Following this report and consistent with past practice, the Company undertakes no obligation to provide any updates and will not comment on rumors or speculation.

The Company is issuing this Form 6-K out of an abundance of caution to ensure that investors are aware of the press reports and consider them in the context of the above statements.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD. (Registrant)
Date: October 24, 2014	By:	/s/ Eyal Shohat
Eyal Shohat
Chief Legal Officer